UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the period from ________________ to ____________________.

Commission file number 01-06140

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Dillard’s, Inc. Investment & Employee Stock Ownership Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Dillard’s, Inc.

1600 Cantrell Road

Little Rock, Arkansas 72201

REQUIRED INFORMATION

1.	An audited Statement of Net Assets Available for Benefits as of December 31, 2023 and December 31, 2022 for the Dillard’s, Inc. Investment & Employee Stock Ownership Plan, prepared in accordance with the financial reporting requirements of ERISA is attached.

2.	An audited Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2023 for the Dillard’s, Inc. Investment & Employee Stock Ownership Plan, prepared in accordance with the financial reporting requirements of ERISA is attached.

Exhibits

23.1	Consent of Grant Thornton LLP
23.2	Consent of BDO USA, P.C.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dillard’s, Inc. Investment & Employee Stock Ownership Plan

Date:	June 21, 2024	/s/ Phillip R. Watts
Phillip R. Watts
Secretary, Administrative Committee

DILLARD’S, INC. INVESTMENT & EMPLOYEE

STOCK OWNERSHIP PLAN

Little Rock, Arkansas

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

December 31, 2023 and 2022

DILLARD’S, INC. INVESTMENT & EMPLOYEE

STOCK OWNERSHIP PLAN

Little Rock, Arkansas

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

December 31, 2023 and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants

Dillard’s, Inc. Investment & Employee Stock Ownership Plan

Opinion on the financial statements

We have audited the accompanying statement of net assets available for benefits of Dillard’s, Inc. Investment & Employee Stock Ownership Plan (the “Plan”) as of December 31, 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, and the changes in net assets available for benefits for the year ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental information

The supplemental schedule of assets (held at end of year) as of December 31, 2023 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2024.

Oklahoma City, Oklahoma

June 21, 2024

Report of Independent Registered Public Accounting Firm

Plan Administrator

Dillard’s, Inc. Investment & Employee Stock Ownership Plan

Little Rock, AR

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Dillard’s, Inc. Investment & Employee Stock Ownership Plan (the “Plan”) as of December 31, 2022 and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BDO USA, P.C.

We began serving as the Plan’s auditor in 2020 and became the predecessor auditor in 2024.

Atlanta, Georgia

September 7, 2023

DILLARD’S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2023 AND 2022

	2023	2022
ASSETS

Investments, at fair value:
Dillard’s, Inc. common stock	$2,002,481,413	$1,669,165,430
Mutual funds	263,438,890	307,952,094
Collective trust funds	476,710,793	385,424,459
Total investments	2,742,631,096	2,362,541,983

Non-interest bearing cash	2,639,502	5,864

Receivables:
Employer contributions	-	22,787
Participant contributions	-	43
Accrued interest & dividends	101,645,587	78,865,365
Notes receivable from participants	7,058,480	7,366,233
Total receivables	108,704,067	86,254,428

Total assets	2,853,974,665	2,448,802,275

LIABILITIES

Administrative expenses payable	47,454	144,029
Total liabilities	47,454	144,029

NET ASSETS AVAILABLE FOR BENEFITS	$2,853,927,211	$2,448,658,246

The accompanying notes are an integral part of these financial statements.

DILLARD’S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2023

ADDITIONS:

Investment Income:
Net appreciation in fair value of investments	$484,798,743
Dividends	114,022,230
Other	538,146
Total investment income	599,359,119

Interest income on notes receivable from participants	393,634

Contributions:
Participant	50,606,086
Employer	22,185,995
Total contributions	72,792,081

Total additions	672,544,834

DEDUCTIONS:

Distributions to participants	265,529,566
Administrative expenses	1,746,303
Total deductions	267,275,869

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	405,268,965

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	2,448,658,246

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$2,853,927,211

The accompanying notes are an integral part of these financial statements.

DILLARD’S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Dillard’s, Inc. Investment & Employee Stock Ownership Plan (the “Plan”) provides only general information. For a more complete description of the Plan’s provisions, participants should refer to the Plan document, which is available from the Plan Administrator.

General: The Plan is a defined contribution plan covering eligible employees of Dillard’s, Inc. and participating subsidiaries (collectively, the “Company” or “Plan Sponsor”). The Plan was established under Section 401(a) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Newport Trust Company is the trustee for the Dillard’s Stock Fund. As trustee for the Dillard’s Stock Fund, Newport Trust Company has the exclusive fiduciary authority and responsibility for deciding whether the Dillard’s Stock Fund should remain as an investment option under the Plan. Newport Trust Company has the authority to restrict investment in the Dillard’s Stock Fund, or to sell or otherwise dispose of all or any portion of Company common stock held in the Dillard’s Stock Fund (subject to any practical or legal restrictions). In the event of a sale or other disposition, Newport Trust Company would designate an alternate investment fund under the Plan for the temporary investment of any proceeds. Newport Trust Company has no responsibility for any investment fund under the Plan other than the Dillard’s Stock Fund.

The Plan changed its recordkeeper from Principal Financial Group to Milliman, Inc. in January of 2023 (the “Conversion”). Concurrently, Charles Schwab Trust Bank became the Plan’s directed trustee for all investment funds other than the Dillard’s Stock Fund. As a result of these changes, there was a blackout period in which Plan participants and beneficiaries temporarily were unable to (1) direct or diversify investments in their individual accounts or (2) obtain a loan, withdrawal, or distribution from the Plan. This transition period began on January 23, 2023 and ended February 21, 2023. Notice of this transition period met the requirements of ERISA Section 101(i)(1).

The Plan allows participants to diversify all or a portion of the Dillard’s Stock Fund allocated to the participants’ accounts at any time. The accounts intended to constitute an employee stock ownership plan (“ESOP”) as described in Section 4975 of the Internal Revenue Code include the portion of any accounts that are invested in the Dillard’s Stock Fund.

The Plan includes a qualified automatic contribution arrangement, vesting of Company match contributions made after January 1, 2008 under a two year “cliff vesting” schedule, and a Company match formula. Under this formula, participants who are eligible for Company matching contributions will receive a matching contribution equal to 100% on the first 1% of a participant’s eligible earnings contributed to the Plan and 50% on the next 5% of a participant’s eligible earnings contributed to the Plan, for a maximum Company matching contribution of 3 1/2%. Participants may contribute up to 75% (in increments of one percentage point) of their eligible earnings, not to exceed statutory maximums.

Contributions: Plan contributions include the following:

Basic Salary Deferral Contributions: An employee is eligible to make Basic Salary Deferral Contributions and receive Company matching contributions no later than the first business day of the second calendar week next following the calendar week that he or she has both attained age 21 and completed one year of service for eligibility. The initial one-year eligibility period begins on the date of hire and ends on the first anniversary of that date. Subsequent one-year eligibility periods are the same as the Plan year (i.e. calendar year) and begin with the start of the next Plan year beginning after the date of hire. The one year of service for eligibility is completed when the employee has worked at least 1,000 hours during such period. Participants may elect to make Basic Salary Deferral Contributions, which are salary deferral contributions that participants invest in the Dillard’s Stock Fund of up to 6% of participants’ eligible earnings. Company matching contributions are also invested in the Dillard’s Stock Fund.

DILLARD’S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

NOTE 1 - DESCRIPTION OF PLAN (Continued)

If an employee does not make an election regarding participation in the Plan, then after the employee has attained age 21 or older with at least 1,000 hours of service within twelve months or any calendar year thereafter, the employee will be automatically enrolled into the Plan with a 3% Basic Salary Deferral Contribution rate which will be in effect until the last day of the Plan year following the Plan year in which the employee was first automatically enrolled. If the participant does not make an election otherwise, their contribution rate will be increased by 1% for each of the next three following Plan years to achieve a maximum rate of 6%.

Voluntary Salary Deferral Contributions: Participants may elect to make Voluntary Salary Deferral Contributions, which are salary deferral contributions that participants make until they have met the eligibility requirements for Basic Salary Deferral Contributions. Once a participant has met the eligibility requirements for Basic Salary Deferral Contributions, their Voluntary Salary Deferral Contributions are any deferral contributions in excess of 6% of their eligible earnings. Voluntary Deferral Contributions are invested in various investment options as directed by the participant. The Company does not match Voluntary Salary Deferral Contributions. Eligible employees may make Voluntary Salary Deferral Contributions as soon as administratively feasible without meeting any age or service requirements. If participants do not make an investment direction for their Voluntary Salary Deferral Contributions, the funds will be invested into the Conservative to Moderate Model Portfolio (see Investment Options below).

Basic After-Tax and Voluntary After-Tax Contributions: If Voluntary Salary Deferral Contributions and/or Basic Salary Deferral Contributions exceed the maximum pre-tax contributions statutory dollar limit, then Voluntary and Basic contributions will continue for the rest of the Plan year on an after-tax basis as Voluntary and Basic After-Tax Contributions for non-highly compensated employees only. If Basic Salary Deferral Contributions are being made, participants will continue to receive matching contributions on their Basic After-Tax Contributions for non-highly compensated employees only.

Rollover Contributions: Eligible employees may make Rollover Contributions to the Plan of funds distributed to them from another qualified retirement plan or from an IRA.

Investment Options: Participants may diversify both their Basic Pre-Tax and Basic After-Tax contributions and Company matching contributions and may direct the investment of both Voluntary Pre-Tax and Voluntary After-Tax contributions and Rollover contributions into a variety of investments offered under the Plan.

The Investment Committee of the Plan utilizes an investment advisor, The Newport Group, Inc. (“The Newport Group”) to serve as the independent investment advisor for the Plan.

During the blackout period associated with the Conversion, certain fund changes occurred. Participant assets in funds no longer offered by the plan were mapped to replacement funds, as indicated below.

Pre-Conversion Fund	Post-Conversion Fund
Galliard Stable Return Fund PI	Galliard Stable Return Fund X
Vanguard Total Bond Market Index Inst Fund	State Street US Bond Index SL Class XIV
Dodge & Cox Income I Fund	Dodge & Cox Income X
Principal/Blackrock S&P 500 Index CIT N	State Street S&P 500 Index SL Class II
Vanguard Extended Market Index Inst Fund	State Street Russell Sm/Mid Cap Index SL Class II
Vanguard Total International Stock Index I	State Street Global All Cap Equity ex-US Index SL Class II

Effective June 15, 2022, the JP Morgan Mid Cap Equity R6 Fund replaced the JP Morgan Mid Cap Value L Fund and the Hartford Midcap R5 Fund. There was no blackout period related to this change.

Participant Accounts: Each participant’s account is credited with the participant’s contributions and with an allocation of the Company’s contributions, if eligible, and Plan earnings or losses, and is charged with his or her withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings, account balances, or allocated pro rata per number of participant accounts depending on the type of income or expense. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested portion of their accounts.

DILLARD’S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Vesting: Participants are immediately vested in their Basic Pre-Tax Accounts, Basic After-Tax Accounts, Voluntary Pre-Tax Accounts, Voluntary After-Tax Accounts, Post-2000 Dividend Account, PAYSOP/PROF Share Account, Rollover Account, CDI Pre-Tax Account, and Mercantile Pre-Tax Account plus earnings or losses thereon. Vesting in the Company’s contribution portion of the participant’s accounts plus earnings or losses thereon is based on years of service, or in the event of death, disability or retirement, the participant is entitled to 100% of his or her account balance. Matching contributions made after December 31, 2007 vest after a participant completes 2 or more years of service. Nonvested balances are forfeited upon distribution of a terminated participant’s account and are used to restore previous forfeitures from accounts of rehired participants and to reduce the amount of the Company’s future contributions to the Plan.

Forfeitures: Forfeitures may be used by the Plan to reduce future employer contributions. For the year ended December 31, 2023 the amount of forfeitures utilized to reduce employer contributions was $687,501.

Payment of Benefits: Upon termination of service, a participant may receive a lump-sum payment of their Voluntary, Basic, and Rollover contributions plus the earnings thereon. The vested portion of the Company matching contributions plus the earnings thereon are available for lump sum payment at the earlier of the five-year anniversary of termination or upon reaching the normal retirement age of 65. Participants have the right to demand that benefits be paid in the form of Company stock. Notwithstanding the foregoing, if the participant’s total vested account balances exceed $1,000 but are not more than $5,000, the participant’s total vested account balances may be distributed as soon as administratively feasible after the date upon which all distribution elections have been completed. If the participant’s total vested account balance is $1,000 or less and the participant did not make a distribution election, the participant’s total vested account balance will be distributed in the form of a cash lump sum distribution. If the participant’s total vested account balance is at least $200 but less than $1,000, at least 30 days prior to the distribution being made, the participant will be provided a tax notice which summarizes rules related to rollovers, income tax and penalties, and may elect during the 30-day period to have the distribution rolled over in a tax-deferred rollover. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been removed from the trust were $2,045,271 and $44,017 at December 31, 2023 and 2022, respectively. These amounts continue to be included in investments in the financial statements.

Participant Employee Stock Ownership Plan Dividends: With respect to dividends paid on Company stock, participants may elect to either receive the dividends as a cash distribution from the Plan or reinvest the dividends in the Dillard Stock Fund.

Withdrawals Prior to Termination: At any time, a participant may withdraw all or a portion of their Voluntary After- Tax Account, Match Account related to match contributions made by Mercantile Company and certain Employee Rollover Accounts, as defined by the Plan. Upon attainment of age 59 ½, participants may withdraw all or a portion of the balances of their Mercantile Pre-Tax Account and any Employee Rollover Accounts. A participant who has attained age 65 may request a withdrawal of the balance of their vested accounts at any time.

Administrative Expenses: Substantially all administrative costs are borne by the Plan.

Plan Termination: Although the Company has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their employer contributions and earnings thereon.

DILLARD’S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Notes Receivable from Participants: In cases of immediate and heavy financial hardship, participants may borrow from their vested account balance a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund(s) and the loan fund. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with prevailing interest rates charged by persons in the business of lending money for loans that would be made under similar circumstances. Principal and interest is paid ratably over the length of the loan through weekly payroll deductions or loan payoffs made directly to Principal. At December 31, 2023, the rate of interest for new loans was 9.5%.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual basis of accounting.

Use of Estimates: The preparation of the Plan’s financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets for the period. Actual results could differ from those estimates.

Risk and Uncertainties: The Plan holds various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, liquidity, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition: Plan investments are recorded at fair value (see Note 5). Investments in the Dillard’s Stock Fund and mutual funds are presented at fair value, which is determined to be the quoted market price from a nationally recognized exchange.

Investment in participation units of the State Street S&P 500® Index SL Class II Fund is presented at fair value each business day, as determined by the net asset value of the collective trust fund pursuant to the policy and procedures approved by the Trustee. The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the S&P 500® over the long term, while providing participants the ability to purchase and redeem units on an "as of" basis, and this fund is authorized to participate in the State Street Global Securities Lending Program maintained by State Street Bank. Equity investments, including equity investments sold short, if any, traded on a recognized securities exchange for which market quotations are readily available are valued at the last sale price or official closing price, as applicable, on the primary market or exchange on which they trade; or if there were no sales on that day are valued at the last published sale price or at fair value as determined in good faith by the Trustee.

The State Street U.S. Bond Index SL Class XIV Fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Bloomberg U.S. Aggregate Bond Index over the long term, while providing participants the ability to purchase and redeem units on an “as of” basis. Investment in participation units of the fund is presented at fair value each business day, as determined by the net asset value of the collective trust fund pursuant to the policy and procedures approved by the Trustee. This fund is authorized to participate in the State Street Global Securities Lending Program maintained by State Street Bank. Fixed income investments (including short-term investments), if any, are valued on the basis of valuations furnished by independent pricing vendors. These independent pricing vendors determine valuations for normal institutional-size trading units of such securities using valuation models or matrix pricing, which incorporates yield and/or price with respect to bonds that are considered comparable in characteristics such as rating, interest rate and maturity date and quotations from securities dealers to determine current value.

The State Street Global All Cap Equity ex-U.S. Index SL Class II Fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the MSCI ACWI ex- USA IMI Index over the long term, while providing participants the ability to purchase and redeem units on an “as of” basis. Investment in participation units of the Fund is presented at fair value each business day, as determined by the net asset value of the collective trust fund pursuant to the policy and procedures approved by the Trustee. This fund is authorized to participate in the State Street Global Securities Lending Program maintained by State Street Bank. Equity investments, including equity investments sold short, if any, traded on a recognized securities exchange for which market quotations are readily available are valued at the last sale price or official closing price, as applicable, on the primary market or exchange on which they trade; or if there were no sales on that day are valued at the last published sale price or at fair value as determined in good faith by the Trustee.

DILLARD’S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The State Street Russell Sm/Mid Cap Index SL Class II Fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Russell Small Cap Completeness® Index over the long term, while providing participants the ability to purchase and redeem units on an “as of” basis. Investment in participation units of the fund are presented at fair value each business day, as determined by the net asset value of the collective trust fund pursuant to the policy and procedures approved by the Trustee. The fund is authorized to participate in the State Street Global Securities Lending Program maintained by State Street Bank. Equity investments, including equity investments sold short, if any, traded on a recognized securities exchange for which market quotations are readily available are valued at the last sale price or official closing price, as applicable, on the primary market or exchange on which they trade; or if there were no sales on that day are valued at the last published sale price or at fair value as determined in good faith by the Trustee.

The aforementioned four State Street funds utilize derivative instruments. The use of derivative instruments involves risks different from, and possibly greater than, the risks associated with investing directly in securities and other more traditional investments. Over-the-counter (“OTC”) derivatives usually do not have publicly available price sources and therefore there may be differences between bespoke price offers by dealers. A liquid secondary market may not always exist for the fund’s derivative positions at any time and may impact the fund’s ability to establish fair market value of a derivative transaction and close out derivative positions. The fund provides for daily redemptions by participants at reported net asset value per unit, with no advance notice requirements. Regarding the State Street Global All Cap Equity ex-U.S. Index SL Class II Fund, certain derivatives, including forward foreign currency contracts and some swap contracts, as applicable, are entered into OTC under the terms and conditions of International Swaps and Derivatives Association Master Agreements or similar agreements, which are separately negotiated with each counterparty.

Harbor Capital Appreciation CIT Class 4 generally values portfolio securities and other assets for which market quotes are readily available at market value for purposes of calculating the collective trust fund’s net value, which is used as a practical expedient to estimate the fair value of the Plan’s investment in participation units of this fund. In the case of equity securities, market value is generally determined on the basis of last reported sales prices, or if no sales are reported, on quotes obtained from a quotation reporting system, established market makers, or independent pricing vendors. In the case of fixed income securities and non-exchange traded derivative instruments, market value is generally determined using prices provided by independent pricing vendors. Harbor Capital Appreciation CIT CL 4 invests primarily in equity securities, principally common and preferred stocks of U.S. companies with market capitalizations of at least $1 billion. The Harbor Capital Appreciation CIT CL 4 provides for daily redemptions by participants at reported net asset value per unit, with no advance notice requirements.

The fair value of the participation units in the Galliard Stable Return Fund X are estimated based on the net asset values of the fund. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. The Galliard Stable Return Fund X invests solely in another collective trust fund which pursues its objective through the active management of a diversified portfolio of fixed income investments with benefit responsive investment contracts. The investment contracts are issued by selected high quality insurance companies and financial institutions. The principal value of these contracts is not expected to fluctuate during the term to maturity. Upon contract maturity, the full principal amount, plus any unpaid accrued interest is returned to the fund. The Galliard Stable Return Fund X provides for daily redemptions by participants at reported net asset values per unit, with no advance notice requirements. Redemptions by the Plan occur at net asset value following a 12-month notice period. These statements also apply to the Galliard Stable Return Fund PI.

Investment in participation units of the Principal/BlackRock S&P 500 Index CIT N is presented at fair value, which is determined to be the net asset value of the collective trust fund reported by the fund managers and based on recent transaction prices. The net asset value is used as a practical expedient to estimate fair value. The Principal/BlackRock S&P 500 Index CIT N is an index fund that invests in the equity securities of companies that compose the Index and pursues its objective through investment in one or more underlying collective investment funds maintained by BlackRock Institutional Trust Company, N.A. The Principal/BlackRock S&P 500 Index CIT N provides for daily redemptions by participants at reported net asset value per unit, with no advance notice requirements.

There were no unfunded commitments for these funds as of December 31, 2023 and 2022. Further, these collective funds are Direct Filing Entities.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest. Repayments of principal and interest are received through weekly payroll deductions or loan payoffs made directly to Principal and the notes are collateralized by the participants’ account balances.

Payment of Benefits: Benefits are recorded when paid.

DILLARD’S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

NOTE 3 – RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are identified under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan’s payment of recordkeeping fees to Principal Financial Group and Milliman, Inc. are party-in-interest transactions.

The Investment Committee of the Plan utilizes an investment advisor, The Newport Group, to serve as the independent investment advisor for the Plan. The Newport Group (1) recommends mutual funds and collective trust funds to be included in the Plan’s investment menu, (2) monitors the performance of those funds against certain pre-determined standards, and (3) recommends the removal of funds from the investment menu and the replacement of these funds by alternative funds if the advisor determines that the funds to be removed are not performing in accordance with pre-determined standards. Fees paid by the Plan to the Newport Group are party-in-interest transactions.

Newport Trust Company is the trustee for the Dillard’s Stock Fund. Fees paid by the Plan to the Newport Trust Company are party-in-interest transactions. The Plan held 4,960,935 and 5,164,497 shares of Dillard’s, Inc. Class A common stock, which represents 70.3% and 68.2% of net assets available for benefits, at December 31, 2023 and 2022, respectively. The Plan recognized dividend income of $104,993,030 during 2023 from this related-party investment.

Other providers render legal, accounting and administrative services to the Plan. Fees paid by the Plan to these providers are party-in-interest transactions. Notes receivable from participants are also considered party-in-interest transactions.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee received compensation from the Plan during 2023.

NOTE 4 - TAX STATUS

The Plan obtained its latest favorable determination letter dated November 1, 2017, in which the Internal Revenue Service (“IRS”) stated that the Plan was in compliance with the applicable sections of the Internal Revenue Code (“IRC”) and was determined to be qualified, and therefore, the related trust was exempt from tax. Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified, and the related trust was tax-exempt, as of the financial statement date.

U.S. generally accepted accounting principles requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 5 - FAIR VALUE MEASUREMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. In accordance with authoritative guidance for fair value measurements of financial assets and liabilities recognized at fair value, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs such as quoted prices for similar assets, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability. In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. See Note 2 for the descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments held directly by the Plan.

The methods described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

DILLARD’S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

NOTE 5 - FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2023 and 2022.

	Fair Value Measurements At December 31, 2023
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	For Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total
Company common stock (1)	$2,002,481,413	$-	$-	$2,002,481,413
Mutual funds	263,438,890	-	-	263,438,890
Total assets in the fair value hierarchy	$2,265,920,303	-	-	2,265,920,303
Collective trust funds measured at net asset value (2)
Harbor Capital Appreciation CIT Class 4				74,770,800
State Street Russell Sm/Mid Cap Index SL Class II				14,991,029
State Street Global All Cap Equity ex-US Index SL Class II				29,193,871
State Street U.S. Bond Index SL Class XIV				36,503,737
State Street S&P 500 Index SL Class II				125,534,851
Galliard Stable Return Fund X				195,716,505
Investments at fair value				$2,742,631,096

	Fair Value Measurements
	At December 31, 2022
	Quoted Prices in Active Markets For Identical	Significant Other Observable	Significant Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total
Company common stock (1)	$1,669,165,430	$-	$-	$1,669,165,430
Mutual funds	307,952,094	-	-	307,952,094
Total assets in the fair value hierarchy	$1,977,117,524	-	-	1,977,117,524
Collective trust funds measured at net asset value (2)
Harbor Capital Appreciation CIT Class 4				56,360,639
Principal/BlackRock S&P 500 Index CIT N				104,857,260
Galliard Stable Return Fund PI				224,206,560
Investments at fair value				$2,362,541,983

(1)	The quoted market price of Company common stock on December 31, 2023 was $403.65 per share and on December 31, 2022 was $323.20 per share. The quoted market price of Company common stock on the latest practical date of June 18, 2024 was $425.87 per share.

(2)	In accordance with Accounting Standards Codification, Fair Value Measurement (Subtopic 820-10), certain investments that were measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy (see Note 2). The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

DILLARD’S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

NOTE 6 - SUBSEQUENT EVENTS

A special dividend of $20 per share payable on Company stock on January 8, 2024 to shareholders of record as of December 15, 2023 was included in dividends receivable and dividend income in the financial statements as of and for the year ended December 31, 2023. Plan participants may elect to receive dividends paid on Company stock as a cash distribution from the Plan or reinvest the dividends in the Dillard Stock Fund. Plan participants elected to receive $53.0 million of the total $100.4 million special dividend as cash distributions from the Plan as of the required election date of January 5, 2024.

******

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE H, PART IV, LINE 4i -

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2023

Plan Sponsor: Dillard's, Inc.

Employer Identification Number: 71-0388071

Plan Number: 111

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
	Common Stock:
*	Dillard's, Inc.	Common Stock, par value $.01	**	$2,002,481,413

	Mutual Funds:
	American Funds	American Funds EuroPacific Growth Fund R6	**	21,558,190
	Dodge & Cox	Dodge & Cox Income X	**	66,812,877
	American Funds	American Funds Washington Mutual Investors R6 Fund	**	61,148,646
	Goldman Sachs	Goldman Sachs Small Cap Value Fund Inst I	**	19,360,668
	JP Morgan	JP Morgan Mid Cap Equity R6 Fund	**	39,628,599
	Legg Mason	Clearbridge Small Cap Growth A Fund	**	12,806,157
	Vanguard	Vanguard Inflation-Protected Securities Inst Fund	**	25,373,877
	DFA	DFA World ex U.S. Core Equity Index Inst Fund	**	16,749,876
		Total mutual funds		263,438,890

	Collective Trust Funds:
	Harbor Funds	Harbor Capital Appreciation CIT Class 4	**	74,770,800
	State Street	State Street Russell Sm/Mid Cap Index SL Class II	**	14,991,029
	State Street	State Street Global All Cap Equity ex-US Index SLClass II	**	29,193,871
	State Street	State Street U.S. Bond Index SL Class XIV	**	36,503,737
	State Street	State Street S&P 500 Index SL Class II	**	125,534,851
	SEI Trust Company	Galliard Stable Return Fund X	**	195,716,505
		Total collective trust funds		476,710,793

*	Notes receivable from participants	Loans to participants with interest rates ranging from 4.25% to 9.5% maturing through December 2033	-	7,058,480

		Total Assets Held for Investment		$2,749,689,576

* Party-in-interest.

** Column (d) is not applicable for participant-directed investments.